UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Syndax Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

87164F105

(CUSIP Number)

April 30, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87164F105

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,763,569*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,763,569*

9	Aggregate amount beneficially owned by each reporting person. 2,763,569*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 7.6%**
12	Type of reporting person OO

*

This number includes 475,787 shares of Common Stock that Boxer Capital has the right to acquire within 60 days upon the conversion of pre-funded warrants (the “Warrants”), which were issued in connection with an offering as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 29, 2019.

**

Based on 36,570,716 shares of Common Stock outstanding, which is the sum of (i) 36,094,929 shares of Common Stock outstanding as of May 6, 2020 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2020, and (ii) 475,787 shares of Common Stock that Boxer Capital has the right to acquire upon conversion of the Warrants.

CUSIP No. 87164F105

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,763,569*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,763,569*

9	Aggregate amount beneficially owned by each reporting person. 2,763,569*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 7.6%**
12	Type of reporting person CO

*	This number includes 475,787 shares of Common Stock that Boxer Capital has the right to acquire within 60 days upon the conversion of the Warrants.
**

Based on 36,570,716 shares of Common Stock outstanding, which is the sum of (i) 36,094,929 shares of Common Stock outstanding as of May 6, 2020 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2020, and (ii) 475,787 shares of Common Stock that Boxer Capital has the right to acquire upon conversion of the Warrants.

CUSIP No. 87164F105

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,763,569*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,763,569*

9	Aggregate amount beneficially owned by each reporting person. 2,763,569*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 7.6%**
12	Type of reporting person IN

*	This number includes 475,787 shares of Common Stock that Boxer Capital has the right to acquire within 60 days upon the conversion of the Warrants.
**

Based on 36,570,716 shares of Common Stock outstanding, which is the sum of (i) 36,094,929 shares of Common Stock outstanding as of May 6, 2020 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2020, and (ii) 475,787 shares of Common Stock that Boxer Capital has the right to acquire upon conversion of the Warrants.

CUSIP No. 87164F105

1	Name of reporting persons. MVA Investors, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 48,437
	6	Shared voting power. -0-
	7	Sole dispositive power. 48,437
	8	Shared dispositive power. -0-

9	Aggregate amount beneficially owned by each reporting person. 48,437
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.1%*
12	Type of reporting person OO

*

Based on 36,570,716 shares of Common Stock outstanding, which is the sum of (i) 36,094,929 shares of Common Stock outstanding as of May 6, 2020 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2020, and (ii) 475,787 shares of Common Stock that Boxer Capital has the right to acquire upon conversion of the Warrants.

CUSIP No. 87164F105

1	Name of reporting persons. Aaron I. Davis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 48,437
	6	Shared voting power. -0-
	7	Sole dispositive power. 48,437
	8	Shared dispositive power. -0-

9	Aggregate amount beneficially owned by each reporting person. 48,437
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.1%*
12	Type of reporting person IN

*

Based on 36,570,716 shares of Common Stock outstanding, which is the sum of (i) 36,094,929 shares of Common Stock outstanding as of May 6, 2020 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2020, and (ii) 475,787 shares of Common Stock that Boxer Capital has the right to acquire upon conversion of the Warrants.

Item 1(a).	Name of Issuer:

Syndax Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

35 Gatehouse Drive, Building D, Floor 3

Waltham, MA 02451

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), Joe Lewis, MVA Investors, LLC (“MVA Investors”) and Aaron Davis (together with Boxer Capital, Boxer Management, Joe Lewis and MVA Investors, the “Reporting Persons”). Boxer Management is the managing member and majority owner of Boxer Capital. Joe Lewis is the sole indirect beneficial owner of and controls Boxer Management. MVA Investors is the independent, personal investment vehicle of certain employees of Boxer Capital. Aaron Davis is a member of and has voting and dispositive power over securities held by MVA Investors.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The principal business address of Boxer Capital, MVA Investors and Aaron Davis is: 11682 El Camino Real, Suite 320, San Diego, CA 92130. The principal business address of Boxer Management and Joe Lewis is: Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas.

Item 2(c).	Citizenship:

Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management is a corporation organized under the laws of the Bahamas. Joe Lewis is a citizen of the United Kingdom. MVA Investors is a limited liability company organized under the laws of Delaware. Aaron Davis is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 (the “Common Stock”)

Item 2(e).	CUSIP Number:

87164F105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Boxer Capital, Boxer Management and Joe Lewis beneficially own 2,763,569 shares of Common Stock, which includes 475,787 shares of Common Stock that Boxer Capital has the right to acquire upon conversion of pre-funded warrants (the “Warrants”), which were issued in connection with an offering as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 29,

2019. MVA Investors and Aaron Davis beneficially own 48,437 shares of Common Stock. The Reporting Persons in the aggregate may be deemed to beneficially own 2,812,006 shares of Common Stock, which includes 475,787 shares of Common Stock that Boxer Capital has the right to acquire upon conversion of the Warrants.

(b)	Percent of class:

The number of shares of Common Stock beneficially owned by Boxer Capital, Boxer Management and Joe Lewis represents 7.6% of the Issuer’s outstanding Common Stock. The number of shares of Common Stock beneficially owned by MVA Investors and Aaron Davis represent 0.1% of the Issuer’s outstanding Common Stock. The number of shares of Common Stock beneficially owned by the Reporting Persons in the aggregate represent 7.7% of the Issuer’s outstanding Common Stock. All percentages are based on 36,570,716 shares of Common Stock outstanding, which is the sum of (i) 36,094,929 shares of Common Stock outstanding as of May 6, 2020 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2020 and (ii) 475,787 shares of Common Stock that Boxer Capital has the right to acquire upon conversion of the Warrants. The conversion of the Warrants is subject to a beneficial ownership limitation such that no conversion or exercise may occur if it would result in beneficial ownership in excess of 9.99% with respect to the holder and its Section 13 affiliates. On April 22, 2020, Boxer Capital provided notice to the Company of its desire to change the beneficial ownership threshold to 4.99%, effective on the 61st day after such notice.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

MVA Investors and Aaron Davis have sole power to vote or to direct the vote of the 48,437 shares of Common Stock they beneficially own.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared power to vote or to direct the vote of the 2,763,569 shares of Common Stock they beneficially own.

(iii)	Sole power to dispose or to direct the disposition of:

MVA Investors and Aaron Davis have sole power to dispose or to direct the disposition of the 48,437 shares of Common Stock they beneficially own.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis have shared power to dispose or to direct the disposition of the 2,763,569 shares of Common Stock they beneficially own.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Boxer Capital has the right to receive dividends and the proceeds from the sale of the shares of Common Stock beneficially owned by Boxer Capital. Only MVA Investors has the right to receive dividends and the proceeds from the sale of the shares of Common Stock beneficially owned by MVA Investors.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement, dated May 11, 2020, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 2020

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

AARON I. DAVIS

/s/ Aaron I. Davis
Aaron I. Davis, Individually